Group Corporate Relations	Telephone: (02) 9378 2663
GPO Box 2719	Telephone: (02) 9378 2662
Sydney NSW 2001	Facsimile: (02) 9378 2395
Australia	www.commbank.com.au

COMMONWEALTH BANK APPOINTS NEW GENERAL COUNSEL

Sydney 29 April 2003: The Chief Executive Officer of the Commonwealth Bank, David Murray, today announced the appointment of Mr John O’Sullivan as Group General Counsel to take effect with the retirement of Mr Les Taylor towards the end of 2003. Mr O’Sullivan, currently Partner of the leading law firm, Freehills, will commence with the Bank in June to facilitate an effective transition.

Les Taylor will complete an outstanding career with the Bank with his retirement this year. He is currently the longest serving employee of the Bank, having worked in Legal Department for 36 years, and as General Counsel heading the Legal Department for 14 years. He has made an outstanding contribution to corporate governance and risk management, and is widely regarded as one of the best General Counsels in Australia.

Mr Murray commented, “Mr Taylor has made an enormous contribution to the Bank during his 48 years and while his counsel, experience and wisdom will be greatly missed, he will have left his mark. For that, we thank Les. In securing the services of John O’Sullivan, the Bank ensures its legal advice continues to be of the highest quality”.

Mr O’Sullivan is widely regarded and has been recognised as one of the leading Lawyers in Corporations Law in Australia. He has advised the Board and the Bank on many important matters over the last 12 years. Mr Murray added “with the increasing complexity of the industry’s regulations, it was important to have an experienced and highly regarded corporate lawyer leading the Bank’s legal practice after Mr Taylor’s retirement”.

Mr O’Sullivan has been a partner of Freehills since 1983. His work for the Commonwealth Bank has included counsel regarding its acquisitions of State Bank of Victoria and Colonial Group Limited, as well as on the three stages of the Bank’s privatisation. He has also led the legal team for the Commonwealth of Australia on Telstra 1, Telstra 2 and the sale of Sydney Airport.

Other transactions he has advised on include St George Bank’s acquisition of Advance Bank and, more recently, the de-merger of CSR. He has been recognised internationally by publications such as Chambers Guide as one of Australia’s leading corporate lawyers.

The Bank considered candidates for the position both internally and externally. The Group General Counsel will continue to report directly to the Chief Executive Officer, and will advise the CEO and the Board.

(ENDS)
For further information, please contact:

Bryan Fitzgerald
Group Corporate Relations
Telephone (02) 9378 2663